Exhibit 99.1

Zhihu Inc. Announces Proposed Subscription in AI-Focused Investment Fund

BEIJING, China, September 6, 2026 (GLOBE NEWSWIRE) — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced that the Company, through a wholly owned subsidiary, has entered into a subscription agreement for a limited partnership interest in Tianjin Lisi Xingshen Equity Investment Partnership (Limited Partnership) (the “Fund”), subject to approval by the Company’s shareholders at an extraordinary general meeting (“EGM”).

The proposed subscription involves a capital commitment of RMB1.5 billion, payable in cash pursuant to the Fund’s capital call arrangements. The Company expects that its interest in the Fund will be no more than 30% immediately following completion of the proposed subscription.

The Fund will primarily invest, directly or indirectly, in early-to-mid-stage unlisted enterprises in the field of AI and related technology sectors established or operating in, or with other significant nexus to, mainland China. The Fund will adopt a blind pool structure, and the Fund’s investment targets have not yet been determined. The Company, as a limited partner, will not participate in the Fund’s day-to-day management or specific investment decisions.

The Company believes that the proposed subscription will enable it to leverage the fund manager’s sector expertise, industry resources and investment capabilities to broaden its access to high-quality AI and technology investment opportunities, deepen its understanding of emerging technologies, products and business models, and explore potential collaboration opportunities across the broader AI ecosystem.

The proposed subscription does not represent a change in the Company’s principal business or strategic focus. Zhihu will continue to focus on the development of its online content community and core businesses, while prudently evaluating AI-related business opportunities and pursuing disciplined capital allocation with a view to creating long-term value for its shareholders.

The proposed subscription constitutes a major transaction under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and is subject to shareholders’ approval at an EGM that the Company plans to convene in the near future. Further information regarding the proposed subscription is available in the Company’s announcement published on the website of the Hong Kong Stock Exchange on September 6, 2026.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.
Email: ir@zhihu.com

Christensen Advisory
Roger Hu
Tel: +86-10-5900-1548
Email: zhihu@christensencomms.com